

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2012

<u>Via E-mail</u>
Frederic Scheer
Chairman and Chief Executive Officer
Cereplast, Inc.
300 N. Continental Blvd., Suite 100
El Segundo, California 90245

> **Re: Cereplast, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 19, 2012**
> **File No. 001-34689**

Dear Mr. Scheer:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please clarify whether you are seeking the approval of the issuance of Series A Preferred Stock. If so, please revise your proxy statement to include the information required by Item 13(a) of Schedule 14A, or, in the alternative, please tell us why such information is not required. Please see Instruction 1 to item 13 of Schedule 14A.

2. We note that you are seeking the approval of an amendment to your Articles of Incorporation to effect a reverse stock split with a ratio of not less than one-for-two and not greater than one-for-twelve. However, the disclosure on pages 29 and 30 suggests that the ratio may be no less than one-for-five and no more than one-for-ten. Please reconcile your disclosure accordingly.

Frederic Scheer
Cereplast, Inc.
November 13, 2012
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Jaskot, Staff Attorney at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Marcelle S. Balcombe, Esq. (*Via E-Mail*)
       Sichenzia Ross Friedman Ference LLP